UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

GRAVITY Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Shin-Gu Building, 620-2 Shinsa-Dong, Gangnam-Gu, Seoul, 135-894, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Gravity Enters Into a Publishing Agreement for 'Time N Tales' With Ndoors, the
Developer of 'GOONZU'

SEOUL, South Korea, November 9, 2005.  GRAVITY Co., Ltd. (NASDAQ: GRVY)

GRAVITY Co., Ltd. (“Gravity”) announced on November 9, 2005 that it has entered into an publishing agreement with NDOORS Co., Ltd.,
http://www.ndoors.net, a game developer, to publish the Time N Tales (“TNT”)
game worldwide.  TNT is a new DRTRPG (Dramatic Real-time Tactics Role Playing
Game) developed by Mr. Tae Gon Kim, who was also responsible for developing other popular online games such as “IMJINROK”, “GEOSANG” and “GOONZU”.

TNT is a multi-character battle game, which allows game users to develop characters in the course of stand-alone omnibus style episodes and add and develop historical heroes into their teams. TNT departs from the simple battle styles found in other MMORPGs and allows for strategic real-time battles with up to 6 characters.  Also, game users can choose to move from country to country or between different time periods according to their preferences, because each episode allows users to freely change the screen, the setting and the time periods for the game.

With this agreement to publish TNT in place, Gravity is now able to present a broader line-up at the 2005 G-STAR, which will include Ragnarok On-line,
Ragnarok On-line2, Requiem, Ragnarok mobile, STYLIA, Rose On-line and Paper
Man.  At the upcoming G-STAR, there will be a press conference to discuss TNT and a presentation of the game by the Chief Technology Officer of NDOORS, Mr.
Kim Tae Gon, who was responsible for developing TNT.

Gravity’s Chief Executive Officer, Ryu Il Young, stated, “I expect that by combining global marketing know-how of Gravity and competitive game contents of NDOORS, strong synergistic effects will be achieved and both sides will realize a win-win situation. Gravity will continue to strengthen its publishing business by obtaining quality game contents and try to contribute to the development of the game industry by continuous investment.”

NDOOR’s Chief Executive Officer, Kim Hwa Soo, noted, “I put accumulated on-line game development know-how acquired through Geosang and GOONZU into the development of TNT.  TNT represents an ambitious project of NDOORS following the GOONZU game, and users will experience fun, which could not be found in other previous games.  Together with Gravity, which possesses a strong network and outstanding marketing competence in the global market, I will do my best for the sake of the success of TNT.”

About GRAVITY Co., Ltd.

Founded in April 2000 during the early stages of the development of the online game industry in Korea, Gravity is an online game company, which is the only
Korean company that has its shares listed solely on the Nasdaq. Gravity develops and distributes Ragnarok Online, a massively multiplayer online role playing game with the largest user base globally.  Gravity is in the process of developing games which will succeed Ragnarok Online, namely Ragnarok Online
II and Requiem.  Also, Gravity is developing and distributing a wide range of casual games, including massively multiplayer online role playing games, using its global network built on the success of Ragnarok Online.

About Ndoors Co., Ltd.

Founded originally as Intizen Co., Ltd., an Internet community and portal site, the company’s trade name was changed to NDOORS in November 2004 to transform the company into a developer of online games and related service provider.  NDOORS has developed and currently provides the popular online game
“Goonzu”, an RPG which focuses on themes based on politics and economics.
NDOORS is currently developing “Goonzu Battle”, a battle RPG, “Time N Tales” a
DRTRPG, “Kungpa”, a war action game, as well as educational casual RPGs, strategic simulation game and a sports game.

Forward-Looking Statements:

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of
1995. Forward-looking statements generally can be identified by the use of forward- looking terminology, such as “may,” “will,” “expect,” “intend,”
“estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words.  All forward-looking statements involve risks and uncertainties, including, but not limited to, the ability to diversify revenue, ability to collect license fees and royalty payments from overseas licensees and in a timely manner; ability to acquire, develop, license, launch, market or operate commercially successful online games;
competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; the ability to recruit and retain quality employees as Gravity grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, forward-looking statements. The forward-looking statements speak only as of the date of this release and Gravity assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

CONTACTS FOR GRAVITY:

In Korea:
John C. Chung
GRAVITY Co. Ltd.
Tel: +82-2-3485-1002
chchung@gravity.co.kr

In the U.S.:
David Pasquale, EVP
The Ruth Group
Tel: +1-646-536-7006
dpasquale@theruthgroup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: 11/09/2005	By:	/s/John C. Chung
	Name:	John C. Chung
	Title:	Investor Relations Officer